File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

(Filed January 4, 2010)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 4, 2010

Release

Vitro receives Notice of Acceleration for Senior Notes due 2012 and 2017

San Pedro Garza Garcia, Nuevo Leon, Mexico, January 4, 2010 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA), announced that today it received, from a group of its bondholders, a Notice of Acceleration of payment for the Senior Notes due 2012 (the "2012 Notes") and the Senior Notes due 2017 (the "2017 Notes" and together with the 2012 Notes the "Senior Notes").  The notice was delivered to the Company and to the Bank of New York, as trustee of the 2012 Notes and the 2017 Notes.

As per Vitro's Indentures for these Senior Notes, a minority group of at least twenty five percent of the bond holders may request the Notice of Acceleration, which is considered a standard operating procedure when an issuer is in default.  The Notices received by the Company did not contain information as to whether the signatories hold twenty five or more of each of the relevant Senior Notes; therefore, the Company is requesting further information from the signatories regarding their holdings.  The outstanding principal amount of the Senior Notes, as of today is $1 billion dollars.

The Company has not received any notice of acceleration with regard to its other public senior notes, which are due in 2013, in the outstanding principal amount as of today of $216 million ("2013 Notes").

This Acceleration was anticipated by the Company and does not in any way impact Vitro's ability to continue to operate in the normal course.  As the Company previously announced, recent real estate transaction and the refinancing of a trade receivable program have increased the Company's unrestricted cash position to more than $175 million dollars as of December 31, 2009.  These liquidity enhancements were implemented to further strengthen Vitro's operations while continuing serving its clients with high quality products. Vitro remains focused on its balance sheet restructuring efforts and will continue its negotiations with its bondholders.  The Company remains firmly committed to a restructuring process that will resolve its balance sheet challenges.

Vitro, S.A.B. de C.V. (BMV: VITROA), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi / Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 4, 2010